Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Earnings:
Income before taxes	(659,411)	114,501	107,718	277,429	250,319	52,641
Capitalized Interest	(1,548)	(637)	—	—	—	—
Amortization of capitalized interest	163	47
Add-back: Fixed charges	62,144	13,762	9,759	2,603	6,061	18,331

Adjusted Earnings	(598,652)	127,673	117,477	280,033	256,381	70,972

Fixed Charges:
Interest Expense	57,495	9,845	6,565	5,051	4,228	17,349
Interest in Rent expense	3,102	3,280	3,194	1,293	1,833	981
Capitalized Interest	1,548	637	—	—	—	—

Fixed charges	62,144	13,762	9,759	6,344	6,061	18,330

Ratio of earnings to fixed charges	(a )	9.28	12.04	44.14	42.30	3.87

(a)	Earnings as adjusted were insufficient to cover our fixed charges by $660.8 million for the nine months ended September 30, 2015.